UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Trina Solar Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-33195	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China

(Address of principal executive offices) (Zip Code)

Teresa Tan, Chief Financial Officer
Yvonne Young, Head of Investor Relations
Tel: (+86) 519 8548 2008

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1.                                          Conflict Minerals Disclosure

Item 1.01.                                        Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Trina Solar Limited (“TSL”) is a large-scale integrated solar-power products manufacturer and solar system developer based in China with a global distribution network covering Europe, Asia, North America, Australia and Africa. Since it began its solar-power products business in 2004, TSL has integrated the manufacturing of ingots, wafers and solar cells for use in its PV module production. TSL’s PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. TSL also develops, designs, constructs and sells solar power projects that primarily use the solar modules it manufactures.

The disclosures herein for the reporting period from January 1, 2013 to December 31, 2013 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

TSL has taken the following steps as part of its reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

•                  listed out the materials and equipment used during the production of its products;

•                  determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by TSL (“necessary conflict minerals”);

•                  identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

•                  requested that the Suppliers in Concern provide a flow chart detailing where they obtained their products and materials that contained conflict minerals and requested that they provide certificates of origin for these products and materials; and

•                  analyzed whether the necessary conflict minerals used by TSL during the reporting period may have originated in the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

TSL determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured was tin. Ribbon cables used in the assembly of TSL’s solar modules and solder used in junction boxes and busbar connections use tin, tin alloys, molten tin alloys and tin-coated copper. TSL has made inquiries with all its suppliers of ribbon cables and solder about the source of the tin used in their products and further requested that these suppliers provide certificates of origin for the tin contained in their products. TSL does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on TSL’s reasonable country of origin inquiry, TSL has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link in TSL’s Corporate Website

This specialized disclosure report on Form SD can be accessed on TSL’s investor relations website at http://ir.trinasolar.com/phoenix.zhtml?c=206405&p=irol-IRHome.

Item 1.02.                                        Exhibit

Not applicable.

Section 2.                                          Exhibits

Item 2.01.                                        Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRINA SOLAR LIMITED

	By:	/s/ Zhiguo Zhu
	Name:	Zhiguo Zhu
	Title:	Senior Vice President and
President of Module Business Unit

Date: May 30, 2014

[Signature Page to Form SD]